SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:   Prudential Europe News



Embargo: 0900 hours Friday 13 June 2003


Friday 13 June 2003


PRUDENTIAL EUROPE TO CEASE WRITING NEW INSURANCE BUSINESS IN FRANCE

Prudential Europe is to cease writing new insurance business in France. This follows the conclusions of a review of Prudential-branded businesses in Continental Europe and the sale of Prudential's German life business to Canada Life in November 2002.

As a result, from 1 January 2004, Prudential will no longer sell Prudential Europe Vie; a single premium savings product sold through local distribution partners in France. Prudential will continue to administer existing policies and provide customer support to policyholders in France.

Sales of Prudential Vie in France totalled GBP3.6 million on an APE basis in 2002 and APE sales in the first quarter of 2003 totalled GBP0.3 million.

Commenting on the announcement, Mark Wood, Chief Executive of Prudential UK & Europe, said: "Last year we completed a review of our insurance business in Continental Europe. At the time, we concluded that the returns achievable were too low to justify any significant investment of capital. It was decided, therefore, to run Prudential's existing operations in Continental Europe for value but not push for growth.

We will continue to monitor European markets with focus particularly on the investment environment and the returns available.

A subsequent review has shown that while Prudential Europe Vie was well received in France, the difficult investment environment has led to reduced customer demand for equity-based products, and as a result we have seen a marked reduction in sales. We do not foresee any change in this environment in the near future and therefore intend to cease selling new insurance business in France".

This announcement does not affect either Egg's operation in France or M&G's operations in Continental Europe. Egg plc, the world's largest pure online bank, launched its French business in November 2002 and recently announced its intention to strengthen its investment in France. M&G, Prudential plc's European fund management arm, has operations in Germany, Austria, Luxembourg, Italy and the Netherlands, and is confident of the potential for further growth in these markets.

                                     -ENDS-

NOTES TO EDITORS:


 1. Prudential Europe was formed in 1999, comprising both the manufacture and distribution of Prudential branded products in France and Germany. Sales in France began through Centre Francais du Patrimoine in 2001.

 2. The Prudential Europe Vie unit-linked investment product is based on Prudential UK's Prudence Bond and was designed at the time to take advantage of the growing medium and long-term savings market in France. It is sold through local distribution partners.

 3. Prudential Europe's French operation employs 21 staff in France. We are currently in consultation regarding the restructure of the French branch and expect to have finalised plans by the end of June. 290 Dublin based Prudential employees will continue to service Prudential International's offshore business and existing Prudential Europe Vie policies as well as providing a third-party administration service to St James' Place International.

 4. Egg plc is the world's largest pure online bank according to the May 2003 Nielsen/NetRatings Audience Measurement Data. It has achieved highly encouraging levels of brand awareness and consideration in a remarkably short time, and as at the end of March 2003 Egg France had a total of 108,000 customers. France remains an attractive market for Egg, with approximately 9 million consumers within its target customer base.

 5. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

Enquires to:

Media                                    Investors/Analysts

Prudential UK & Europe                   Rebecca Burrows           020 7548 3537
James Murray           020 7150 2203     Laura Presland            020 7548 3511

Prudential Group
Clare Staley           020 7548 3719
Ben Forsyth            020 7548 3500

Website address:

www.prudential.co.uk


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 June 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton
                                              Group Head of Media Relations